Exhibit 99.1

condensed interim Consolidated Financial Statements

For the quarter ended September 30, 2020

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Financial Statements

Condensed Interim Consolidated Financial Statements

■	Condensed Interim Consolidated Statements of Financial Position

■	Condensed Interim Consolidated Statements of Comprehensive Loss

■	Condensed Interim Consolidated Statements of Changes in Equity

■	Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the Condensed Interim Consolidated Financial Statements

Notice to reader of the unaudited CONDENSED interim CONSOLIDATED financial statements

For the nine months period ended September 30, 2020

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the nine months period ended September 30, 2020 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2019, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

1 | North American Nickel / Q3 2020

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash		837	1,098
Receivables and other current assets	4	65	161
Due from related party	8	-	95
TOTAL CURRENT ASSETS		902	1,354

NON-CURRENT ASSETS
Equipment		22	28
Exploration and evaluation assets	5	38,806	38,633
Investment in related party	8	163	24
TOTAL NON-CURRENT ASSETS		38,991	38,685
TOTAL ASSETS		39,893	40,039

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	6, 8	460	519
Flow through share premium	7	89	89
TOTAL CURRENT LIABILITIES		549	608
TOTAL LIABILITIES		549	608

EQUITY
Share capital - preferred	7	591	591
Share capital – common	7	89,630	89,006
Reserve	7	3,066	4,175
Deficit		(53,943)	(54,341)
TOTAL EQUITY		39,344	39,431
TOTAL LIABILITIES AND EQUITY		39,893	40,039

Nature of Operations (Note 1)

Commitments (Note 10)

Subsequent Events (Note 13)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on November 18, 2020

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

2 | North American Nickel / Q3 2020

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

EXPENSES
General and administrative expenses	8, 12	(315)	(584)	(979)	(1,637)
Property investigation		(6)	(65)	(23)	(231)
Amortization		(2)	(3)	(6)	(8)
Share-based payments	7	(85)	-	(969)	-
		(408)	(652)	(1,977)	(1,876)
OTHER ITEMS
Interest income		-	4	-	26
Impairment for exploration and evaluation assets	5	-	-	(437)	-
Foreign exchange loss		(1)	(1)	(1)	(2)
		(409)	3	(438)	24

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(409)	(649)	(2,415)	(1,852)

Basic and diluted weighted average number of common shares outstanding on a post-consolidation basis		98,614,107	78,792,860	92,022,707	78,792,860
Basic and diluted loss per share		(0.00)	(0.01)	(0.03)	(0.02)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

3 | North American Nickel / Q3 2020

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	Number Shares on post-consolidation basis	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss for the period		-	-	-	-	(1,852)	(1,852)
Expired warrants	7	-	-	-	(2,080)	2,080	-
Forfeited/expired options	7	-	-	-	(1,459)	1,459	-
Share-based payments	7	-	-	-	-	-	-
BALANCE AT September 30, 2019		78,792,860	87,947	591	4,210	(27,656)	65,092

BALANCE DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431
Net and comprehensive loss for the period		-	-	-	-	(2,415)	(2,415)
Share capital issued through private placement	7	21,142,857	1,480	-	-	-	1,480
Share issue costs	7	-	(121)	-	-	-	(121)
Share-based payments	7	-	-	-	969	-	969
Value allocated to warrants	7	-	(735)	-	735	-	-
Expired warrants	7	-	-	-	(2,572)	2,572	-
Forfeited/expired options	7	-	-	-	(241)	241	-
BALANCE AT September 30, 2020		109,833,648	89,630	591	3,066	(53,943)	39,344

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4 | North American Nickel / Q3 2020

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian dollars)

		Nine months ended
	Notes	September 30, 2020	September 30, 2019

OPERATING ACTIVITIES
Loss for the period		(2,415)	(1,852)
Items not affecting cash:
Amortization		6	8
Share based payments	7	969	-
Interest income		-	(26)
Write-off exploration and evaluation assets	5	437	-
Changes in working capital	9	(9)	15
Other:
Interest received		-	36
Net cash used in operating activities		(1,012)	(1,819)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	5	(603)	(690)
Short-term investments		-	2,500
Investment in related party		(5)	-
Purchase of computer equipment		-	(5)
Net cash provided by (used in) investing activities		(608)	1,805

FINANCING ACTIVITIES
Proceeds from issuance of common shares		1,480	-
Direct financing costs		(121)	-
Net cash provided by financing activities		1,359	-

Change in cash equivalents for the period		(261)	(14)
Cash and cash equivalents, beginning of the period		1,098	339
Cash and cash equivalents, end of the period		837	325

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

5 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and Africa. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

Further, in March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.As the Company adapts to a new way of operating under COVID-19, North American Nickel continues to manage and respond to the pandemic within the proposed framework and recommendations of health authorities and local and national regulatory requirements. The Company has implemented preventive measures to ensure the safety of its workforce, local communities and other key stakeholders. To date, exploration program disruptions have been minimal and there has been no significant disruption as a result of COVID-19. In the event of a localized outbreak in any of our jurisdictions, there may be a need to implement increased isolation and containment measures to prevent the spread of the virus. These actions could impact exploration programs and delay activities.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 18, 2020. The discussion in notes to the financial statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

6 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2019. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2020 could result in restatement of these condensed interim consolidated financial statements.

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2019.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015 as well as NAN Exploration Inc. which was incorporated in Ontario on November 15, 2018. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

New Standards, Interpretations and Amendments Effective This Year:

Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the International Accounting Standards Board (“IASB”) issued a revised version of its Conceptual Framework for Financial Reporting (the Framework), that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (the Amendments) to update references in IFRS Standards to previous versions of the Conceptual Framework. Both documents are effective from January 1, 2020.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.

IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective January 1, 2020.

The adoption of these amendments did not result in any impact to the Company’s financial statements.

7 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of September 30, 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	December 31, 2019
Sales taxes receivable	31	62
Other current assets	34	99
	65	161

Other current assets are comprised of prepaid expenses and amounts receivable.

5.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Enid Creek	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2019	298	230	42	83	14	42	709
Acquisition costs – cash	10	8	-	-	-	4	22
Balance, September 30, 2020	308	238	42	83	14	46	731

Exploration
Balance, December 31, 2019	1,498	233	39	33	13	36,108	37,924
Administration	-	-	-	-	-	16	16
Property maintenance	6	5	-	-	-	17	28
Drilling	-	-	6	166	-	-	172
Geology	19	9	69	83	-	78	258
Geophysics	2	1	28	72	-	3	106
Helicopter	-	-	-	-	-	8	8
Write-off	-	-	-	(437)	-	-	(437)
	27	15	103	(116)	-	122	151
Balance, September 30, 2020	1,525	248	142	(83)	13	36,230	38,075
Total, September 30, 2020	1,833	486	184	-	27	36,276	38,806

8 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Enid Creek	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2018	288	222	42	-	-	8	42	602
Acquisition costs – cash	10	8	-	14	3	1	-	36
Balance, September 30 2019	298	230	42	14	3	9	42	636

Exploration
Balance, December 31, 2018	1,431	209	22	-	-	-	62,215	63,877
Administration	1	1	-	-	-	-	9	11
Corporate social responsibility	2	1	-	-	-	-	-	3
Property maintenance	-	-	-	-	-	-	17	17
Drilling	29	-	12	5	-	-	203	249
Environmental, health and safety	-	-	-	-	-	-	8	8
Geology	20	10	-	5	-	2	117	154
Geophysics	1	1	4	2	-	1	28	37
	53	13	16	12	-	3	382	479
Balance, September 30 ,2019	1,484	222	38	12	-	3	62,597	64,356
Total, September 30, 2019	1,782	452	80	26	3	12	62,639	64,994

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The total advances paid during the nine months period ended September 30, 2020 were $10,000, (September 30, 2019 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the nine months period ended September 30, 2020, the Company incurred exploration expenditures totalling $26,944 (September 30, 2019 - $53,014) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid $8,000 during the nine months period ended September 30, 2020, (September 30, 2019 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the nine months period ended September 30, 2020, the Company incurred $23,257 (September 30, 2019 - $20,853) in exploration and license related expenditures on the Halcyon Property.

9 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

Quetico

On April 26, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the years ended December 31, 2019 and 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. An application was lodged with the Mining Lands Administration of the Ontario Government in April 2020 to extend the tenure of the claim blocks due to impact from COVID-19 on implementation of exploration work. A one-year exclusion was granted on September 1, 2020. The total annual work requirement of $323,600 is now due prior to April 26, 2021 should the Company maintain the current size of the claims.

During the nine months period ended September 30, 2020, the Company incurred exploration expenditures totalling $102,715 (September 30, 2019 - $16,425) on the Quetico Property.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and exploration related costs of $27,376.

There were no exploration related costs incurred during the nine months period ended September 30, 2020. Work commitments of $75,200 are due prior to April 15, 2021.

Loveland (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration is as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	Acquisition costs	Exploration expenditures
Within 5 days of TSXV approval (received on October 24, 2019)	$25 cash (paid) and 300,000 post-consolidated common shares (issued)	-
On or before September 25, 2020	$100 cash	Aggregate of at least $500
On or before September 25, 2021	$200 cash	Aggregate of at least an additional $1,000
On or before September 25, 2022	$300 cash	Aggregate of at least an additional $1,000
On or before September 25, 2023	$400 cash	Aggregate of at least an additional $1,000
On or before September 25, 2024	$500 cash	Aggregate of at least an additional $1,000

In the event that the Company is unable to fund sufficient exploration expenditures, the Company may pay the required balance in cash by the relevant date. The Company may also, prior to the 5th anniversary date, accelerate its funding of exploration expenditures by paying in advance and in lieu of incurring the required exploration expenditure.

As of September 30, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $436,897. Based on the results of the exploration program completed in April 2020, the management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were written off as at September 30, 2020, totalling $436,897.

10 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

At the end of 2019 year, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the nine months period ended September 30, 2020, the Company spent in aggregate of $126,074 (September 30, 2019 - $382,020) in exploration and license related expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui and Carbonatite Licenses. Further details on the licenses and related expenditures are outlined below.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, management believed that facts and circumstances existed at December 31, 2019 to suggest that the carrying amount of the Maniitsoq Property exceeds its recoverable amount. As a result, management determined the Maniitsoq Property should be impaired by $26,499,159 and its recoverable amount at December 31, 2019 was $36,149,667. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (“MLSA”) which was effective on April 11, 2016. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provides for renewal of the Sulussugut License until 2020. The license was further extended one year until 2021 by MLSA given the impact of COVID-19.

As of December 31, 2019, the Company has spent $55,960,762 on exploration costs for the Sulussugut License.

The Company had minimum required exploration commitment of DKK 44,755,600 approximately $8,905,514 for the year ended December 31, 2019 and available credits of DKK 326,111,805 (approximately $66,950,764) at the end of December 31, 2018. During the year ended December 31, 2019, the Company had approved exploration expenditures of DKK 1,724,248 (approximately $343,125) which results in a total cumulative surplus credit of DKK 283,080,453 (approximately $56,333,010). The credits from 2017, 2018 and 2019 may be carried forward until the end of 2021, 2022 and 2023, respectively. The Company has no exploration commitment for 2020 year.

11 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

During the year ended December 31, 2019, the Company spent a total of $228,925 (December 31, 2018 - $10,794,837) in exploration and license related expenditures on the Sulussugut License.

During the nine months period ended September 30, 2020, the Company spent a total of $103,414 in exploration and license related expenditures, (September 30, 2019 - $219,377).

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Ininngui License was valid for an initial 5 years until December 31, 2016 and was extended for a further 5 years, until December 31, 2021 with annual license fee of DKK 41,000 (approximately $8,159). The expiry date of the license was further extended to December 31, 2022 by MLSA given the impact of COVID-19. The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2019, the Company has not used the procedure for the license.

The Company had minimum required exploration commitment of DKK 5,510,400 for the year ended December 31, 2019. As of December 31, 2019, the Company has spent $5,158,454 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credit of DKK 30,281,852 (approximately $6,026,089). The credits from 2017, 2018 and 2019 may be carried forward until the end of 2021, 2022 and 2023, respectively. The Company has no exploration commitment for 2020 year.

During the nine months period ended September 30, 2020, the Company spent a total of $17,230 in exploration and license related expenditures, (September 30, 2019 - $39,184).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Carbonatite License is valid for 5 years until December 31, 2022 with annual license fee of DKK 31,000 (approximately $6,168). The expiry date of the license was further extended to December 31, 2023 by MLSA given the impact of COVID-19.

The Company had a minimum required exploration obligation of DKK 267,320, approximately $53,192 for the year ended December 31, 2019. As of December 31, 2019, the Company has spent $1,486,940 on exploration costs for the Carbonatite License. To December 31, 2019, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,496,522 (approximately $2,088,808). The credit from 2018 may be carried forward until December 31, 2022 and the credit from 2019 may be carried forward until December 31, 2023. The Company has no exploration commitment for 2020 year.

During the nine months period ended September 30, 2020, the Company spent a total of $5,430 in exploration and license related expenditures, (September 30, 2019 - $123,460).

Ikertoq License

During the year ended December 31, 2018, the Company was granted an exploration license, (the “Ikertoq License”) by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

12 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	December 31, 2019
Trade payables	344	310
Amounts due to related parties (Note 8)	113	169
Accrued liabilities	3	40
	460	519

7.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

On August 13, 2020, the Company closed the first tranche of its non-brokered private placement equity financing consisting of 15,481,077 units of the Company at a price of $0.07 per Unit, for aggregate gross proceeds of $1,083,675.

On August 31, 2020, the Company closed the second and final tranche of its non-brokered private placement equity financing consisting of 5,661,780 units of the Company at a price of $0.07 per Unit, for aggregate gross proceeds of $396,325. Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.09. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.12 per Common Share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the non-brokered private financing, the Company paid certain finders a cash payment in the aggregate amount of $41,171 and aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company within twenty-four (24) months following the closing date, at a price of $0.09.

The Company incurred total share issuance costs of $121,249. The Company allocated a $734,602 fair value to the warrants issued in conjunction with the private placement and to agents’ warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.28% to 0.31% range and an expected volatility of 158% to 158.53% range.

As at September 30, 2020, the Company has 109,833,648 common shares issued and outstanding, (September 30, 2019 – 78,792,860).

2019

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. Share capital outstanding prior to the share consolidation was 787,928,500 common shares and 78,792,860 on a post-consolidation basis.

13 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

On October 24, 2019 the TSXV approved the filing of the earn in agreement for the Loveland Nickel Property. As a result, on December 9, 2019, the Company issued 300,000 post-consolidation common shares at fair value of $51,000 (note 5).

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. Each unit issued consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of 24 months from its date of issuance.The Company incurred total share issuance costs of $343,639. The Company allocated a $265,217 fair value to the warrants issued in conjunction with the private placement and $21,445 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.73% and an expected volatility of 147.26%.

On issuance, the Company bifurcated the flow-through shares into i) a flow-through share premium of $88,987 that investors paid for the flow-through feature, which is recognized as a liability and; ii) share capital of $311,453. To December 31, 2019, the Company expended $Nil in eligible exploration expenditures and, accordingly, the flow-through liability was not reduced.

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company. At December 31, 2019, Sentient beneficially owns, or exercises control or direction over 36,980,982 shares (2018 - 36,980,982 on a post-consolidation basis) constituting approximately 41.70% (2018 - 46.93%) of the currently issued and outstanding shares of the Company. At December 31, 2019, CATL beneficially owns, or exercises control or direction over approximately 22,944,444 (2018 – 20,000,000) constituting approximately 25.87% (2018 - 25.38%) of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

As at December 31, 2019, the Company has 88,690,791 common shares issued and outstanding, (December 31, 2018 – 78,792,860) on a post-consolidation basis.

b)	Preferred shares issued and outstanding

As at September 30, 2020 and September 30, 2019, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

14 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

c)	Warrants

A summary of common share purchase warrants activity during the nine months period ended September 30, 2020, on a post-consolidation basis is as follows:

	September 30, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	15,651,397	0.96	25,797,283	1.20
Issued	21,731,011	0.09	3,984,731	0.25
Cancelled / expired	(11,666,666)	1.20	(14,130,617)	1.20

Outstanding, end of the period	25,715,742	0.11	15,651,397	0.96

At September 30, 2020, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
3,984,731	December 18, 2021	0.25	0.19
16,045,231	August 13, 2022	0.09	1.17
5,685,780	August 31, 2022	0.09	0.42
25,715,742			1.78

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the three months period ended September 30, 2020 on a post-consolidation basis is as follows:

	September 30, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	2,130,550	1.51	2,594,550	1.80
Issued	7,850,000	0.15	-	-
Cancelled / expired	(170,000)	2.10	(464,000)	4.23

Outstanding, end of the period	9,810,550	0.41	2,130,550	1.51

15 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

During the nine months period ended September 30, 2020, the Company granted an aggregate total of 7,850,000 stock options to purchase common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price as follows: 6,650,000 options at an exercise price of $0.16 per share and 1,200,000 options at an exercise price of $0.09 per share.

There were no incentive stock options granted during the nine months period ended September 30, 2019.

The fair value of stock options granted and vested during the nine months period ended September 30, 2020 was calculated using the following assumptions:

	September 30, 2020	September 30, 2019
Expected dividend yield	0%	-
Expected share price volatility	121.55% - 125.025	-
Risk free interest rate	0.39% - 1.21%	-
Expected life of options	5 years	-

Details of options outstanding as at September 30, 2020 on a post-consolidation basis are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
45,000	45,000	Oct 5, 2020	2.00	0.00
526,800	526,800	Jan 28, 2021	2.10	0.02
738,750	738,750	Feb 21, 2022	1.20	0.10
50,000	50,000	Dec 20, 2022	1.20	0.01
530,000	530,000	Feb 28, 2023	1.20	0.13
50,000	50,000	May 1, 2023	1.20	0.01
20,000	20,000	May 4, 2023	1.20	0.01
6,650,000	6,650,000	Feb 24, 2025	0.16	2.99
1,200,000	1,200,000	Aug 19, 2025	0.09	0.60
9,810,550	9,810,550			3.87

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the nine months period ended September 30, 2020, the Company transferred $2,812,376 to deficit for expired warrants and options (September 30, 2019 - $3,538,593).

During the nine months period ended September 30, 2020, the Company recorded $969,391 of share-based payments to reserves. There were no share-based payments during the nine months period ended September 30, 2019.

16 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 6):

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	December 31, 2019
Directors and officers of the Company	27	38
Related companies	86	131
Total	113	169

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount represent other receivable included in current assets as well as investment in a related private company.

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	December 31, 2019
Due from related party	-	95
Investment in related party	163	24

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with a private company, Premium Nickel Resources (“PNR”) incorporated in Ontario in which certain directors and officers of the Company also hold offices and minority investments.

Concurrent with the MOU, the Company subscribed for 2,400,000 common shares of PNR at $0.01, for a total investment of $24,000. Further, during the nine months period ended September 30, 2020, the Company subscribed for additional 3,686,749 common shares at $0.02, 652,152 common shares at $0.05 and 218,810 common shares at $0.15 for an additional investment of $139,164. As of September 30, 2020, the Company’s total investment amounts to $163,164 and constitutes a 10.96% holding in PNR and includes a provision that will give the Company the right to nominate two directors to the board of directors of PNR. Subsequently on October 22, 2020, the Company further invested $15,000 for 100,000 shares of PNR to increase its ownership to 11.01%. PNR has issued the common shares certificate but yet to issue the final form of the Warrant to the Company that entitle the Company to purchase common shares of PNR up to 15% of the capital of PNR upon payment of US $10 million prior to the fifth anniversary of the date of issue.

On January 1,2020, the Company entered into a Management and Technical Services Agreement (the “Services Agreement”) with PNR, whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to PNR during the due diligence stage of the contemplated arrangement. The CEO, CFO and the Chair of NAN’s Board were appointed to be the CEO, CFO and the Chair of PNR.

There were no amounts receivable due from the PNR as at September 30, 2020.

(a)	Related party transactions

As of September 30, 2020, Sentient beneficially owns 36,980,982 common shares on a post-consolidation basis constituting approximately 41.70% of the currently issued and outstanding common shares.

On September 30, 2020, CATL beneficially owns 22,944,444 common shares on a post-consolidation basis constituting approximately 25.87% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the nine months period ended September 30, 2020, the Company recorded $155,810 (September 30, 2019 - $121,716) in fees charged by a legal firm in which the Company’s chairman is a consultant.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

17 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	September 30, 2019
Geological consulting fees – expensed	5	86
Management fees – expensed	360	567
Salaries - expensed	128	142
Share-based payments	671	-
Total	1,164	795

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the nine months period ended September 30, 2020 and 2019 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	September 30, 2019
Decrease in accounts receivables	43	27
Decrease in prepaid expenses	14	9
Decrease in trade payables and accrued liabilities	(66)	(21)
Total changes in working capital	(9)	15

During the nine months period ended September 30, 2020, the Company:

i)	transferred $2,812,376 from reserve to deficit;
ii)	recorded $6,958 the net change for accrued in exploration and evaluation expenditures;
iii)	Recorded $139,164 as a further investment in PNR among which $134,447 through reduction of amount receivable from PNR.

During the nine months period ended September 30, 2019, the Company:

i)	transferred $3,538,593 from reserve to deficit;
ii)	recorded $174,188 in accrued exploration and evaluation expenditures.

10.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $10,905 per month for the 1st quarter of 2020 and $16,907 per month from April 2020 onward

Effectively on September 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company. Mr. Keith Morrison was appointed to CEO of PNR in January 2020 and has a separate service agreement with the private company.

18 | North American Nickel / Q3 2020

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Expressed in Canadian dollars)

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within ninety days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

11.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 5). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2020	December 31, 2019
Equipment
Canada	6	9
Greenland	16	19
Total	22	28

	September 30, 2020	December 31, 2019
Exploration and evaluation assets
Canada	2,530	2,483
Greenland	36,276	36,150
Total	38,806	38,633

12.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Consulting fees	40	66	124	231
Professional fees	20	78	101	113
Management fees	110	194	366	567
Investor relations	31	1	45	28
Filing fees	16	41	37	69
Salaries and benefits	80	175	248	453
General office expenses	18	29	58	176
Total	315	584	979	1,637

13.	SUBSEQUENT EVENTS

On October 22, 2020, the Company further subscribed for 100,000 common shares of PNR at $0.15, for a total investment of $15,000. As of report date, the Company beneficially owns 7,057,711 common shares of PNR constituting approximately 11.01% of the currently issued and outstanding shares of the private Company, and 5-year Warrant to purchase an additional 15% of PNR for USD$10 million.

19 | North American Nickel / Q3 2020